UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

Commission File Number: 333-69724

DELL COMPUTER CORPORATION DEFERRED COMPENSATION PLAN

(Full title of the Plan)

DELL COMPUTER CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

One Dell Way
Round Rock, Texas 78682
(Address of issuer’s principal executive offices and address of the Plan)

REQUIRED INFORMATION

			Page(s)

1.	Report of Independent Accountants		1
2.	Financial Statements:
	a.	Statements of Net Assets Available for Benefits at December 31, 2002 and 2001	2
	b.	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002, 2001, and 2000	3
3.	Notes to Financial Statements		4
4.	Financial Statement Schedules:		9
	a.	Schedule I — Plan Investments at December 31, 2002	9
	b.	Schedule II — Allocation of Assets and Liabilities to Investment Program at December 31, 2002 and 2001	10
	c.	Schedule III — Allocation of Income and Changes in Plan Equity to Investment Program for the Years Ended December 31, 2002, 2001, and 2000	12
5.	Signatures		16
6.	Exhibit 23.1 — Consent of Independent Accountants

Report of Independent Accountants

To the Participants and Benefits Administration Committee
of the Dell Computer Corporation Deferred Compensation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Computer Corporation Deferred Compensation Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Plan Investments at December 31, 2002, Allocation of Assets and Liabilities to Investment Program at December 31, 2002 and 2001 and Allocation of Income and Changes in Plan Equity to Investment Program for each of the three years in the period ended December 31, 2002 are presented for the purpose of additional analysis and are not required as part of the basic financial statements. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Austin, Texas
March 26, 2003

Dell Computer Corporation Deferred Compensation Plan
Statements of Net Assets Available for Benefits (in thousands)

	December 31,

	2002	2001

ASSETS
Investments:
Dell Computer Corporation money market investments	$—	$301
Dell Computer Corporation common stock	—	2,886
Registered investment funds	30,574	26,926

Total Investments	30,574	30,113
Contributions receivable	5,575	2,497
Interest receivable	—	—

Total Assets	36,149	32,610

LIABILITIES
Accrued administrative expenses	57	17

Total Liabilities	57	17

NET ASSETS AVAILABLE FOR BENEFITS	$36,092	$32,593

The accompanying notes are an integral part of these financial statements

Dell Computer Corporation Deferred Compensation Plan
Statements of Changes in Net Assets Available for Benefits (in thousands)

	For the Year Ended December 31,

	2002	2001	2000

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$608	$1,057	$3,483
Realized net gain on sales of investments	—	—	590
Unrealized net appreciation of investments	—	1,161	—

Net Investment Income	608	2,218	4,073

Contributions:
Participant contributions	9,110	8,529	10,329
Employer contributions	169	264	309

Total Contributions	9,279	8,793	10,638

Total Additions	9,887	11,011	14,711

DEDUCTIONS:
Deductions to net assets attributed to:
Withdrawals	(3,369)	(15,248)	(519)
Realized net loss on sales of investments	(237)	(360)	—
Unrealized net depreciation of investments	(2,428)	—	(9,752)
Administrative expenses	(354)	(63)	(132)

Total Deductions	(6,388)	(15,671)	(10,403)

Net (decrease) increase	3,499	(4,660)	4,308
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	32,593	37,253	32,945

End of year	$36,092	$32,593	$37,253

The accompanying notes are an integral part of these financial statements

Dell Computer Corporation Deferred Compensation Plan
Notes to Financial Statements

Note 1 — DESCRIPTION OF THE PLAN

General — Dell Computer Corporation (the “Company” or “Plan Sponsor”) adopted the Dell Computer Corporation Deferred Compensation Plan as Amended and Restated effective January 1, 2001 (the “Plan”). The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a non-qualified, deferred compensation plan. The Plan is open to employees at the Director, Vice President, President and CEO levels. Participation in the Plan is at the election of the employee. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Employee Contributions — Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. In 2002, 2001 and 2000, eligible participants were able to contribute 1% to 50%, 1% to 50% and 1% to 100%, respectively, of their eligible compensation plus 1% to 100%, of any annual bonus, in whole percentages. All contributions and account balances are subject to creditors of the Company in the event of the Company’s bankruptcy.

Employer Contributions — The Company may credit a participant’s account with an amount, if any, which the Company in its sole discretion shall determine. Such credits may be made on behalf of some participants but not others, and such credits may vary in amount among individual participants. Employer contributions are made according to each participant’s fund elections. During 2002, 2001 and 2000, employer matching contributions were 3% of eligible deferred compensation for all participants, subject to legally imposed maximum employer match limits. Neither participant nor Company contributions are required to be invested in the Dell Computer Corporation Stock Fund.

Participant Terminations — Matching contributions forfeited by unvested terminated participants may be used by the Company to offset future matching contributions. At December 31, 2002 and 2001, there were no forfeited non-vested account balances outstanding. Forfeitures used to reduce employer matching contributions during 2002, 2001 and 2000 were approximately $15,000, $155,000 and $7,000 respectively.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

Number of Participants — The number of participants in the Plan at December 31, 2002 and 2001, were 95 and 102 participants, respectively.

Vesting — Participants are immediately vested in their contributions and earnings. A participant vests 20% in employer matching contributions after one year of service and 20% annually thereafter. If a participant is re-employed before a one-year break in service has occurred, the participant’s vesting will continue as if the break in service had not occurred.

Administration — Plan assets are held in trust by Chase Manhattan Bank (the “Trustee”). The financial records of the plan are maintained by a third-party record keeper, Hewitt Services LLC (“Hewitt”). Hewitt replaced Automatic Data Processing, Inc. (“ADP”) as record keeper for the Plan in 2001. The conversion of the Plan’s assets from ADP to Hewitt became effective on January 4, 2001. Administrative expenses are primarily paid by the participants of the Plan and are allocated to participant accounts ratably based on fund balances.

Dell Computer Corporation Deferred Compensation Plan
Notes to Financial Statements

Grantor Trust — The Company established a Grantor (“Rabbi”) Trust in March 1997. The Trust shall be governed by and subject to the terms of a trust agreement entered into between the Company, as Grantor, and the Trustee.

Participant Accounts — Each participant account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings offset by Plan administrative expenses. Each day, the Trustee calculates earnings and allocates gains and losses to each participant’s account. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Investment Options — Participants may direct their account balance and future contributions to any combination of pre-approved funds. There were 9 pre-approved funds in 2002; 10 in 2001 and 8 in 2000. Participants can transfer the current balance of employee contributions among the investment options or change the direction of their future contributions daily.

The following table sets forth information specific to each investment option under the Plan:

		Number of
		Participants at
		December 31,

Investment Option	Description	2002	2001

Dodge & Cox Stock	Large-Cap Value	78	74
PIMCO Total Return	Fixed Income	67	51
Dodge & Cox Balanced	Equity and Fixed Income	80	64
Primco Stable Value	Stable Value	79	74
American Euro Pacific Growth	International Equity	57	58
Invesco Small Company Growth	Small-Cap Growth	56	46
Neuberger Berman Genesis	Small-Cap Value	67	52
Janus Growth & Income	Large-Cap Growth	50	27
Barclays S&P 500 Index	Equity Index	41	21
Dell Computer Corporation Stock	Company Stock	-	39

During 2001, the Plan established the Primco Stable Value Fund (“Primco Fund”). The Primco Fund invests in synthetic investment contracts (“SICs”) and cash equivalents. SICs are contracts, referred to as “wrappers”, with banks or insurance companies that guarantee a certain interest rate and underlying value on a portfolio of assets held by the plan. Participant-directed transactions, such as withdrawals, are made at contract value rather than at the fair value of the underlying assets.

Tax Status —All income, deductions and credits under the Plan belong to the Plan Sponsor, for income tax purposes and will be included on the Plan Sponsor’s income tax returns. The Plan Sponsor pays any federal, state and local taxes on the Plan, or any part thereof, and on the income therefrom. Participants are not taxed on their benefits until withdrawn from the Plan.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

Dell Computer Corporation Deferred Compensation Plan
Notes to Financial Statements

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of management’s estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at fiscal year end and the reported amounts of additions and deductions during the fiscal year. Actual results could differ from those estimates.

Risks and Uncertainties — Financial instruments which potentially subject the Plan to concentrations of credit risk consist primarily of securities in which the Plan invests. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Cash and Cash Equivalents — The Plan considers all liquid investments with original maturities of three months or less to be classified as cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Contributions Receivable — Contributions receivable represent the participants’ portion of the Company’s annual bonus payout to be contributed to the Plan subsequent to the Plan’s year-end, and amounts owed to the Plan at year-end that relate to timing differences for employer matching contributions pertaining to the last payroll period of the year. Contributions receivable related to the annual bonus payout is allocated to each fund based on fund balances.

Investments — With the exception of the Primco Fund, all investments are recorded at acquisition cost on a trade-date basis, which includes brokerage commissions, and are revalued each business day based upon quoted market prices.

As described in Note 1, the Primco Fund includes SICs. The SICs in the Primco Fund are fully benefit-responsive and are therefore recorded at contract value. Contract value represents contributions made under the contract plus accrued interest at the guaranteed rate less funds used to pay for plan distributions and expenses.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation or depreciation in the fair value of investments which consists of realized gains and losses and the unrealized appreciation or depreciation on those investments. Net unrealized appreciation or depreciation is determined based on the difference between average cost of the investments and the market value as of each valuation date of such investment. Average cost is determined based on the weighted average cost of all investments purchased less any dispositions during the plan year.

The fair value of the SICs represents the combined fair value of the underlying assets as well as the fair value of the related wrapper contract. The wrapper contract is valued as the difference between the contract value of the SIC and the fair value of the underlying assets.

Distributions — Plan distributions are recorded when paid.

Dell Computer Corporation Deferred Compensation Plan
Notes to Financial Statements

Note 3 — INVESTMENTS:

The following presents investments that represent 5% or more of the Plan’s net assets (in thousands):

	December 31,

	2002	2001

Dodge & Cox Stock Fund	$6,703	$5,956
PIMCO Total Return Fund	4,043	2,530
Dodge & Cox Balanced Fund	6,298	2,646
Primco Stable Value Fund	7,552	5,688
American Euro Pacific Growth Fund	5,245	5,264
Neuberger Berman Genesis Fund	3,363	2,740
Dell Computer Corporation Stock Fund	—	3,187

Registered investment fund costs at December 31, 2002 and 2001 were approximately $33,541,000 and $27,360,000 respectively. Dell Computer Corporation Stock Fund costs at December 31, 2001 were approximately $3,292,000. In 2002, the Plan discontinued the Dell Computer Corporation Stock Fund as an investment option for participants. In December 2002, the Dell Computer Corporation Stock fund was liquidated and approximately $2.1 million was transferred to the Dodge & Cox Balanced Fund.

The assets underlying the SICs in the Primco Fund are comprised of cash equivalents and mutual funds with fair values of $5,831,000 and $5,084,000 at December 31, 2002 and 2001, respectively. The contract value of the SICs at December 31, 2002 and 2001 was $5,821,000 and $5,078,000, respectively. The Primco Fund held cash equivalents of $577,000 and $610,000 at December 31, 2002 and 2001, respectively. There was no valuation reserve against the Fund’s SICs at December 31, 2002 and 2001.

The interest crediting rate on the SICs are reset quarterly based on the yield to maturity and expected cash flow over the life of the related supporting assets. The SICs have a minimum guarantee on all rate resets of not less than zero percent. At December 31, 2002, the interest crediting rates on the SICs ranged from 1.67% to 3.51% and were 2.2% at December 31, 2001.

For the year ended December 31, 2002 and 2001, the aggregate average annual yield for the SICs in the Primco Fund was 1.77% and 3.24%, respectively. There are no restrictions on participant withdrawals from the Primco Fund. Certain withdrawals not deemed to be participant initiated and not in compliance with the contract’s provisions are subject to certain penalties.

Dell Computer Corporation Deferred Compensation Plan
Notes to Financial Statements

     Note 4 — REALIZED NET GAINS OR LOSSES ON INVESTMENTS (in thousands):

The schedule below illustrates net realized gains and losses on sales of investments by investment type:

			Realized
			Net
			Gains/
	Proceeds	Cost	(Losses)

For the year ended December 31, 2002
Dell Computer Corporation Stock Fund	$8,395	$8,461	$(66)
Registered investment funds	8,327	8,498	(171)

Total	$16,722	$16,959	$(237)

For the year ended December 31, 2001
Dell Computer Corporation Stock Fund	$5,826	$6,458	$(632)
Registered investment funds	32,695	32,423	272

Total	$38,521	$38,881	$(360)

For the year ended December 31, 2000
Dell Computer Corporation Stock Fund	$6,601	$6,152	$449
Registered investment funds	10,564	10,423	141

Total	$17,165	$16,575	$590

Note 5 — UNREALIZED NET APPRECIATION OR DEPRECIATION OF INVESTMENTS (in thousands):

The schedule below illustrates total unrealized net appreciation or depreciation of investments by investment type:

	For the period ended December 31,

	2002	2001	2000

Unrealized net appreciation (depreciation) at the beginning of the period:
Dell Computer Corporation Stock Fund	$(105)	$(2,334)	$3,878
Registered investment funds	(434)	634	4,174

Total	$(539)	$(1,700)	$8,052

Unrealized net appreciation (depreciation) for the period:
Dell Computer Corporation Stock Fund	$105	$2,229	$(6,212)
Registered investment funds	(2,533)	(1,068)	(3,540)

Total	$(2,428)	$1,161	$(9,752)

Unrealized net appreciation (depreciation) at the end of the period:
Dell Computer Corporation Stock Fund	$—	$(105)	$(2,334)
Registered investment funds	(2,967)	(434)	634

Total	$(2,967)	$(539)	$(1,700)

Dell Computer Corporation Deferred Compensation Plan
Schedule I — Plan Investments at December 31, 2002 (in thousands)

	Shares	Market
	Held	Value

Dodge & Cox Stock Fund	64,492	$5,679
PIMCO Total Return Fund	320,724	3,422
Dodge & Cox Balanced Fund	88,445	5,342
American Euro Pacific Growth Fund	193,744	4,450
Invesco Small Company Growth Fund	111,766	931
Neuberger Berman Genesis Fund	101,353	2,852
Janus Growth & Income Fund	26,917	628
Barclays S&P 500 Index Fund	8,176	872
Dell Computer Corporation Stock Fund — Dell Stock	—	—
Dell Computer Corporation Stock Fund — Money Market	—	—
Primco Stable Value Fund:
UBS AG Synthetic Contract Wrapper #5097, 1.67%	—	(5)
Invesco Omicron Fund	513,275	5,325
UBS AG Synthetic Contract Wrapper #5129, 3.51%	—	(5)
Invesco Intermediate Government/Credit Fund	46,628	506
STIF Money Market Fund	577,172	577

		6,398
Total		$30,574

Dell Computer Corporation Deferred Compensation Plan
Schedule II — Allocation of Assets and Liabilities to Investment Program
At December 31, 2002 (in thousands of dollars)

					Invesco
	Dodge	PIMCO	Dodge		Small	Neuberger	Janus	Barclays
	&	Total	& Cox	American	Company	Berman	Growth &	S&P 500	Primco
	Cox	Return	Balanced	Euro Pacific	Growth	Genesis	Income	Index	Stable
	Stock Fund	Fund	Fund	Growth Fund	Fund	Fund	Fund	Fund	Value Fund	Total

ASSETS
Investments:
Registered investment funds	$5,679	$3,422	$5,342	$4,450	$931	$2,852	$628	$872	$6,398	$30,574

Total Investments	5,679	3,422	5,342	4,450	931	2,852	628	872	6,398	30,574
Contributions receivable	1,034	628	965	803	171	516	124	167	1,167	5,575
Interest receivable	—	—	—	—	—	—	—	—	—	—

Total Assets	6,713	4,050	6,307	5,253	1,102	3,368	752	1,039	7,565	36,149

LIABILITIES
Accrued administrative expenses	10	7	9	8	2	5	1	2	13	57

Total Liabilities	10	7	9	8	2	5	1	2	13	57

NET ASSETS AVAILABLE FOR BENEFITS	$6,703	$4,043	$6,298	$5,245	$1,100	$3,363	$751	$1,037	$7,552	$36,092

Dell Computer Corporation Deferred Compensation Plan
Schedule II – Allocation of Assets and Liabilities to Investment Program
At December 31, 2001 (in thousands of dollars)

					Invesco
	Dodge	PIMCO	Dodge	American	Small	Neuberger	Janus	Barclays	Dell	Primco
	& Cox	Total	& Cox	Euro Pacific	Company	Berman	Growth &	S&P 500	Computer	Stable
	Stock	Return	Balanced	Growth	Growth	Genesis	Income	Index	Corporation	Value
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Stock Fund	Fund	Total

ASSETS
Investments:
Dell Computer Corporation money market investments	$—	$—	$—	$—	$—	$—	$—	$—	$301	$—	$301
Dell Computer Corporation common stock	—	—	—	—	—	—	—	—	2,886	—	2,886
Registered investment funds	5,956	2,530	2,646	5,264	1,119	2,740	407	576	—	5,688	26,926

Total Investments	5,956	2,530	2,646	5,264	1,119	2,740	407	576	3,187	5,688	30,113
Contributions receivable	494	212	224	433	93	225	33	50	261	472	2,497

Total Assets	6,450	2,742	2,870	5,697	1,212	2,965	440	626	3,448	6,160	32,610

LIABILITIES
Accrued administrative expenses	3	2	2	2	1	1	—	—	2	4	17

Total Liabilities	3	2	2	2	1	1	—	—	2	4	17

NET ASSETS AVAILABLE FOR BENEFITS	$6,447	$2,740	$2,868	$5,695	$1,211	$2,964	$440	$626	$3,446	$6,156	$32,593

Dell Computer Corporation Deferred Compensation Plan
Schedule III — Allocation of Income and Changes in Plan Equity to Investment Program
For the Year Ended December 31, 2002 (in thousands of dollars)

	Dodge			American	Invesco
	&	PIMCO	Dodge	Euro	Sm				Dell	Primco
	Cox	Total	& Cox	Pacific	Co	Berman	Growth &	S&P 500	Computer	Stable
	Stock	Return	Balanced	Growth	Growth	Genesis	Income	Index	Corporation	Value
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Stock Fund	Fund	Total

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$119	$238	$174	$46	$—	$10	$5	$12	$4	$—	$608

Net Investment Income	119	238	174	46	—	10	5	12	4	—	608
Contributions:
Participant contributions	1,701	1,265	1,691	711	260	752	392	430	62	1,846	9,110
Employer contributions	20	38	22	4	13	23	9	6	9	25	169

Total Contributions	1,721	1,303	1,713	715	273	775	401	436	71	1,871	9,279
Total Additions	1,840	1,541	1,887	761	273	785	406	448	75	1,871	9,887

DEDUCTIONS:
Deductions to net assets attributed to:
Withdrawals	(519)	(445)	(316)	(345)	(66)	(632)	(39)	(27)	(326)	(654)	(3,369)
Unrealized appreciation (depreciation) of investments	(839)	34	(286)	(648)	(323)	(203)	(129)	(189)	105	50	(2,428)
Realized gains (losses) on sale of investments	6	22	(19)	(121)	(75)	35	(28)	(32)	(66)	41	(237)
Administrative expenses	(62)	(38)	(37)	(51)	(11)	(31)	(6)	(10)	(31)	(77)	(354)

Total Deductions	(1,414)	(427)	(658)	(1,165)	(475)	(831)	(202)	(258)	(318)	(640)	(6,388)
Net increase in assets prior to interfund transfers	426	1,114	1,229	(404)	(202)	(46)	204	190	(243)	1,231	3,499
Interfund transfers	(170)	189	2,201	(46)	91	445	107	221	(3,203)	165	—

Net Increase	256	1,303	3,430	(450)	(111)	399	311	411	(3,446)	1,396	3,499
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,447	2,740	2,868	5,695	1,211	2,964	440	626	3,446	6,156	32,593

End of year	$6,703	$4,043	$6,298	$5,245	$1,100	$3,363	$751	$1,037	$—	$7,552	$36,092

Dell Computer Corporation Deferred Compensation Plan
Schedule III — Allocation of Income and Changes in Plan Equity to Investment
Program For the Year Ended December 31, 2001 (in thousands of dollars)

					American		Invesco
	Dodge	PIMCO	Dodge	STIF	Euro		Small	Neuberger	Janus	Barclays	Dell	Primco
	& Cox	Total	& Cox	Money	Pacific	PBHG	Company	Berman	Growth &	S&P 500	Computer	Stable
	Stock	Return	Balanced	Market	Growth	Growth	Growth	Genesis	Income	Index	Corporation	Value
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Stock Fund	Fund	Total

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$305	$232	$159	$—	$125	$—	$—	$73	$2	$37	$10	$114	$1,057
Unrealized appreciation (depreciation) of investments	53	(23)	103	—	(777)	—	(176)	(231)	(20)	(63)	2,229	66	1,161

Net Investment Income	358	209	262	—	(652)	—	(176)	(158)	(18)	(26)	2,239	180	2,218
Contributions:
Participant contributions	1,169	877	1,189	—	993	—	326	877	133	209	609	2,147	8,529
Employer contributions	22	47	(17)	—	48	—	14	29	20	10	19	72	264

Total Contributions	1,191	924	1,172	—	1,041	—	340	906	153	219	628	2,219	8,793
Total Additions	1,549	1,133	1,434	—	389	—	164	748	135	193	2,867	2,399	11,011

DEDUCTIONS:
Deductions to net assets attributed to:
Withdrawals	(4,073)	(1,303)	(1,449)	—	(2,259)	—	(367)	(637)	(2)	(6)	(1,410)	(3,742)	(15,248)
Realized gains (losses) on sale of investments	245	63	(11)	—	(346)	—	(112)	425	(9)	(6)	(632)	23	(360)
Administrative expenses	10	(18)	(8)	—	18	—	(3)	(8)	1	(2)	(19)	(34)	(63)

Total Deductions	(3,818)	(1,258)	(1,468)	—	(2,587)	—	(482)	(220)	(10)	(14)	(2,061)	(3,753)	(15,671)
Net increase (decrease) in net assets prior to interfund transfers	(2,269)	(125)	(34)	—	(2,198)	—	(318)	528	125	179	806	(1,354)	(4,660)
Interfund transfers	(335)	127	(205)	(4,999)	(1,362)	(1,678)	1,529	229	315	447	(1,578)	7,510	—

Net Increase (decrease)	(2,604)	2	(239)	(4,999)	(3,560)	(1,678)	1,211	757	440	626	(772)	6,156	(4,660)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,051	2,738	3,107	4,999	9,255	1,678	—	2,207	—	—	4,218	—	37,253

End of year	$6,447	$2,740	$2,868	—	$5,695	$—	$1,211	$2,964	$440	$626	$3,446	$6,156	$32,593

Dell Computer Corporation Deferred Compensation Plan
Schedule III — Allocation of Income and Changes in Plan Equity to Investment
Program For the Year Ended December 31, 2000 (in thousands of dollars)

	Dodge				American
	&	PIMCO	Dodge	STIF	Euro		Neuberger	Dell
	Cox	Total	& Cox	Money	Pacific	PBHG	Berman	Computer
	Stock	Return	Balanced	Market	Growth	Growth	Genesis	Corporation
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Total

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,366	$125	$444	$227	$928	$264	$109	$20	$3,483
Realized gains (losses) on investments	60	(1)	(12)	—	172	(96)	18	449	590

Net Investment Income	1,426	124	432	227	1,100	168	127	469	4,073
Contributions:
Participant contributions	2,044	747	736	2,692	1,592	395	753	1,370	10,329
Employer contributions	64	26	22	88	74	9	28	(2)	309

Total Contributions	2,108	773	758	2,780	1,666	404	781	1,368	10,638
Total Additions	3,534	897	1,190	3,007	2,766	572	908	1,837	14,711

DEDUCTIONS:
Deductions to net assets attributed to:
Withdrawals	(163)	(3)	(58)	(128)	(94)	(35)	(6)	(32)	(519)
Unrealized appreciation ( depreciation) of investments	(303)	106	(78)	—	(2,863)	(653)	251	(6,212)	(9,752)
Administrative expenses	(39)	(6)	(10)	(9)	(35)	(7)	(6)	(20)	(132)

Total Deductions	(505)	97	(146)	(137)	(2,992)	(695)	239	(6,264)	(10,403)
Net increase in assets prior to interfund transfers	3,029	994	1,044	2,870	(226)	(123)	1,147	(4,427)	4,308
Interfund transfers	(376)	435	(111)	(948)	(116)	133	312	671	—

Net Increase (Decrease)	2,653	1,429	933	1,922	(342)	10	1,459	(3,756)	4,308
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,398	1,309	2,174	3,077	9,597	1,668	748	7,974	32,945

End of year	$9,051	$2,738	$3,107	$4,999	$9,255	$1,678	$2,207	$4,218	$37,253

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL COMPUTER CORPORATION DEFERRED COMPENSATION PLAN

By: Benefits Administration Committee of the Dell Computer Corporation Deferred Compensation Plan

Date: March 31, 2003	By: /s/ Thomas B. Green Thomas B. Green Chairman of the Benefits Administration Committee

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

23.1	Consent of Independent Accountants